Filed by Altimeter Growth Corp.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Company:

Altimeter Growth Corp.

Commission File No. 001-39573

The following communication was made available by Altimeter Growth Corp. on Twitter on August 2, 2021.

Forward-Looking Statements

The above communications include “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Grab Holdings Inc. (“Grab”), Grab Holdings Limited (“GHL”) and Altimeter Growth Corp. (“AGC”) and regarding Grab’s future business expectations which involve risks and uncertainties. All statements other than statements of historical fact contained in these communications, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Grab, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of AGC and Grab, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in the above communications, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements contained in the above communications are subject to a number of factors, risks and uncertainties, some of which are not currently known to Grab or AGC.You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of GHL’s registration statement on Form F-4, the proxy statement/ prospectus therein, AGC’s Quarterly Report on Form 10-Q and other documents filed by GHL or AGC from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither AGC nor Grab presently know, or that AGC or Grab currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect AGC’s and Grab’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or AGC’s or Grab’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. AGC and Grab anticipate that subsequent events and developments may cause their assessments to change. However, while GHL, AGC and Grab may elect to update these forward-looking statements at some point in the future, GHL, AGC and Grab specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in the above communications does not constitute an admission by Grab nor AGC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing AGC’s or Grab’s assessments as of any date subsequent to the date of the above communications. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Grab and AGC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of Grab, AGC or any other entity.

Non-IFRS Financial Measures

The above communications may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

The above communications relate to a proposed transaction between Grab and AGC. They do not constitute an offer to sell or exchange, or the solicitation of an offer to sell, subscribe for, buy or exchange any securities or a solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of AGC for their consideration.

In connection with the business combination, GHL has filed a registration statement on Form F-4 (the “Registration Statement”) with the SEC that includes a preliminary proxy statement of AGC to be distributed to AGC’s shareholders in connection with AGC’s solicitation for proxies for the vote by AGC’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the preliminary prospectus of GHL relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. AGC and GHL also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement is declared effective, AGC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that AGC will send to its shareholders in connection with the business combination. AGC’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with AGC’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about AGC, GHL, Grab and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by AGC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to AGC’s proxy solicitor, Okapi Partners LLC, by emailing info@okapipartners.com or mailing Okapi Partners LLC, 1212 Avenue of the Americas, 24th Floor, New York, NY 10036. The information contained on, or that may be accessed through, the websites referenced in is the above communications are not incorporated by reference into, and are not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

AGC, GHL and Grab and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from AGC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AGC’s shareholders in connection with the proposed transactions and a description of their direct and indirect interests in such transactions is set forth in the proxy statement/prospectus contained in the Registration Statement. You can find more information about AGC’s directors and executive officers in AGC’s final prospectus filed with the SEC on September 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus contained in the Registration Statement. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus contained in the Registration Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

The above communications are for informational purposes only and none shall constitute an offer to sell or the solicitation of an offer to sell, subscribe for or buy any securities or solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.